UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Two Business Development and Marketing Consulting Agreements

On May 20, 2024, mF International Limited, a British Virgin Islands company (the “Company”), entered into a business development and marketing consulting agreement (the “Malaysia Consulting Agreement”) with CAKL Holdings Sdn Bhd, a Malaysian company that specializes in marketing and business development in Malaysia (the “Malaysian Consultant”). Pursuant to the Malaysia Consulting Agreement, the Company has agreed to pay the Malaysian Consultant an aggregate of US$700,000 as compensation, and the Malaysian Consultant has agreed, for a period of two years, to provide consulting services to the Company, including, but not limited to, assisting the Company in business expansion and evaluation of marketing strategy, formulating and executing sales strategies, conducting market research and data collection to support the Company’s business planning, providing professional planning and advertising promotion schemes to attract potential clients for the Company, negotiating joint market development programs with clients from southeast Asia on behalf of the Company, communicating with relevant government agencies on behalf of the Company to obtain necessary approvals, assisting the Company in negotiating contracts with potential clients and other matters related to sales and business expansion.

On May 22, 2024, the Company entered into a business development and marketing consulting agreement (the “China Consulting Agreement”) with Shenzhen Yijincheng Business Consulting Co., Ltd., a Chinese company that specializes in marketing and business development in China (the “Chinese Consultant”). Pursuant to the China Consulting Agreement, the Company has agreed to pay the Chinese Consultant an aggregate of US$900,000 as compensation, and the Chinese Consultant has agreed, for a period of two years, to provide consulting services to the Company, including, but not limited to, assisting the Company in business expansion and evaluation of marketing strategy, formulating and executing sales strategies, conducting market research and data collection to support the Company’s business planning, providing professional planning and advertising promotion schemes to attract potential clients for the Company, negotiating joint market development programs with clients from China on behalf of the Company, communicating with relevant government agencies on behalf of the Company to obtain necessary approvals, assisting the Company in negotiating contracts with potential clients and other matters related to sales and business expansion in China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: May 31, 2024	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director